BRENTWOOD
CAPITAL
ADVISORS

BRENTWOOD CAPITAL ADVISORS LLC
Audited Financial Statements
December 31, 2025

Table of Contents

BT BENNETT THRASHER

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
of Brentwood Capital Advisors, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Brentwood Capital Advisors, LLC (the Company) as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter — Correction of Errors
As discussed in Note 2 to the financial statements, the Company identified and corrected misstatements related to revenue recognition, accounts payable and accrued expenses, which originated in a prior period. The Company recorded the cumulative effect of the correction as an adjustment to opening members' equity as of January 1, 2025. Our opinion is not modified with respect to this matter.

We have served as Brentwood Capital Advisors, LLC's auditor since 2025.

Bennett Thrasher LLP

Atlanta, Georgia
March 26, 2026

BRENTWOOD CAPITAL ADVISORS LLC
Statement of Financial Condition
December 31, 2025

ASSETS

CURRENT ASSETS	
Cash	$ 2,310,862
Accounts receivable, net	213,262
Total Current Assets	2,524,124
Property and equipment, net	1,056,243
Operating leasehold right of use asset	2,469,693
	3,525,936
TOTAL ASSETS	$ 6,050,060

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 120,889
Current portion of lease liability	224,258
Deferred revenue	460,000
TOTAL CURRENT LIABILITIES	805,147
Long Term Liabilities	
Lease liability, net of current portion	2,467,668
TOTAL LIABILITIES	3,272,815
MEMBERS' EQUITY	2,777,245
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,050,060

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Brentwood Capital Advisors, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors in addition to providing mergers and acquisition financial advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA), which is the governing body for the broker-dealer industry created by the July 2007 merger of NASD and NYSE Regulation.

This summary of significant accounting policies of Brentwood Capital Advisors, LLC is presented to assist in understanding Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of presentation

The financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income taxes

The Company is treated as a partnership under the Internal Revenue Code and applicable state statutes, and, therefore, the Company's income flows through to the members to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability (with limited exceptions) as long as the partnership election is in effect.

The Company has adopted the effective accounting standards within FASB (Financial Accounting Standards Board) ASC (Accounting Standards Codification) 740-10, *Income Taxes,* which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. To the extent that all or a portion of the benefits of an income tax position are not recognized, a liability would be recognized for the unrecognized benefits, along with any interest and penalties that would result from disallowance of the position. These standards also provide guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods and disclosure. Based on the results of management's evaluation, the Company has no material uncertain tax positions to be accounted for in the financial statements for the year ended December 31, 2025.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal income tax returns have a three year statute of limitations.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Investment Banking and Advisory Fees

Revenues from investment banking and advisory services consist of success fees, private placement fees and retainer fees. These fees are recognized at the point in time when the related transaction is completed, as the performance obligation is to successfully execute a specific transaction. Fees billed or received prior to the completion of the transaction (such as retainer fees) are recorded within deferred revenues in the accompanying statement of financial condition until the transaction is completed or the engagement is otherwise concluded or terminated. A portion of the success fees the Company receives are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Payment for success fees is generally due promptly upon closing of the transaction. The Company recognizes a receivable for fees where the completion of the milestone has occurred, but payment by the customer has not been received. The Company has elected the practical expedient to not assess the existence of a financing component for contracts where the Company expects that the period between the achievement of the milestone and the payment by the customer will be one year or less.

Expenses associated with investment banking engagements are considered fulfillment costs and are expensed when incurred. Payments received from customers for reimbursed expenses which are received prior to the close of the transaction or conclusion of the engagement are deferred and recorded as a contract liability, within deferred revenue, in the statement of financial condition. Client reimbursement revenue and expenses are recorded on a gross basis in the statement of income, as the Company is acting as a principal in the arrangement.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Management Fees

The Company provides management and advisory services and receives management fees from an affiliated general partner of an investment fund related through common ownership (Note 8). Management fees are equal to 2% of committed capital of the limited partners of the Fund, are paid quarterly in advance, and are recognized ratably over the period to which they relate.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing investment banking services, and are stated at the amount the company expects to collect, are uncollateralized, and do not bear interest.

Management regularly monitors the credit risk of clients based on factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company recognized an allowance for credit losses in the amount of $99,590 as of December 31, 2025.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Expenses for repairs and maintenance are expensed as incurred. Depreciation is provided over the assets' estimated useful lives using the straight-line method. Estimated useful lives range from 5-10 years. Leasehold improvements are amortized over the lessor of the useful life or remaining lease term. Depreciation and amortization expense for the year ended December 31, 2025, totaled $169,511. Property and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. The Company did not recognize an impairment charge for the year ended December 31, 2025.

BRENTWOOD CAPITAL ADVISORS LLC
Notes to the Financial Statements
December 31, 2025

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease Accounting

The Company accounts for leases in accordance with FASB ASC 842. *Leases*. The lease standard establishes a right of use ("ROU") model that requires a lessee to establish a ROU asset and liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement.

The Company determines if an arrangement is a lease at inception. The operating lease agreement is for office space and is included within operating lease ROU assets and liabilities on the balance sheet as of December 31, 2025.

ROU assets represent the Company's right to use an underlying asset for the lease term, and ROU liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the commencement date based upon the present value of lease payments over the lease term. Variable lease payments consist of non-lease services related to the lease. Variable lease payments are excluded from the ROU assets and liabilities and are recognized in periods where the obligation for those payments occur. As leases do not provide an incremental rate, the Company uses the implicit borrowing rate, based upon the information available at the commencement date in determining the present value of lease payments. ROU assets also include any lease payments made and exclude lease incentives, if any. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

- Current Assets and Liabilities: The carrying values of these items approximate their fair values due to the short maturities of these instruments.
- Other Assets: The carrying values of these items reflect cost which management believes approximates fair value.

Member's Compensation

Payments to members for compensation and benefits are accounted for as Company expenses and presented as operating expenses on the statement of operations rather than as an allocation of net income.

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Date of Management's Review

Management has evaluated all events through March 25, 2026, which is the date the financial statements were available to be issued, and determined that there are no subsequent events that require recognition or disclosure.

NOTE 2 – CORRECTION OF PRIOR PERIOD MISSTATEMENTS

During the year ended December 31, 2025, the Company identified errors in previously issued financial statements related to revenue recognition, accounts payable and accrued expenses. The errors resulted from misapplication of the Company's accounting policies. The Company evaluated the errors in accordance with U.S. GAAP and concluded that an adjustment to decrease previously reported Member's Equity as of December 31, 2024 in the amount of $385,900 was required. The correction had no impact on net profit for the year ended December 31, 2025. The correction did not impact the Company's compliance with the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

NOTE 3 – CREDIT RISK AND OTHER CONCENTRATIONS

The Company maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit. The Company has not experienced any losses in such accounts, therefore management does not believe it is exposed to any significant credit risk related to cash and cash equivalents. At December 31, 2025, the Company's uninsured cash balance totaled $2,060,862.

NOTE 4 – PROPERTY AND EQUIPMENT, net

A summary of property and equipment, net, as of December 31, 2025, is as follows:

Office equipment	$443,290
Furniture and fixtures	642,829
Leasehold improvements	912,036
	1,998,155
Accumulated depreciation and amortization	941,912
	$1,056,243

NOTE 5 - RETIREMENT PLANS

401(k) Profit Sharing Plan
The Company sponsors a profit sharing plan for qualified employees. Company contributions are made at management's discretion. Company contributions to the Plan totaled $133,843 for the year ended December 31, 2025.

NOTE 6 - LEASE COMMITMENTS

The Company has obligations as a lessee for office space with a noncancelable term in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The office lease expires December 31, 2033. Rent expense for the year ended December 31, 2025, was $658,990. For the year ended December 31, 2025, cash paid for amounts included in the measurement of operating lease liabilities totaled $396,708.

The Company has elected to utilize the incremental borrowing rate of 7.13% as of December 31, 2025 to calculate ROU lease assets and liabilities. As of December 31, 2025, the weighted average remaining lease term was 8.0 years.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under the noncancelable lease as of December 31, 2025 are as follows:

	Operating
2026	$406,629
2027	416,794
2028	427,214
2029	437,894
2030	448,842
Thereafter	1,414,983
Total Undiscounted Cash Flows	3,552,356
Less: Present Value Discount	(860,430)
Less: Current Portion	(224,258)
Long Term Lease Liabilities	$2,467,668

NOTE 7 - NET CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires broker-dealers to maintain minimum net capital and limits the ratio of aggregate indebtedness to net capital (as defined in the Rule) to 15 to 1. Net capital and the aggregate indebtedness ratio fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $1,507,741, which exceeded the minimum required net capital of $53,541 by $1,454,200. The Company was in compliance with the Uniform Net Capital Rule as of December 31, 2025.

NOTE 8 – RELATED PARTIES

The Company is related to several other entities through common ownership. The following entities are related parties:

Entity	Description
Brentwood Capital Partners, L.P. (BCP)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Capital Partners, L.P. II (BCP II)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Capital Partners, L.P. III (BCP III)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.

NOTE 8 – RELATED PARTIES CONTINUED

Brentwood Equity Management, LLC III (BEM III)	General partner of BCP III – responsible for all investment and management decisions of BCP III, for which it receives annual management fees equal to 2% of BCP III's committed capital, due in quarterly installments. In turn, BEM III remits to BCA all management fees received via an advisory services agreement. BEM III is owned by the members owning BCA.

For the year ended December 31, 2025, the Company received $1,094,600 in management fees per the advisory services agreement with BEM III noted above, which is recorded as management fees on the Statement of Operations and Members' Equity.

NOTE 9- SEGMENT REPORTING

The Company operates in a single line of business as a securities broker-dealer, which is comprised of underwriting and financial advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Significant expenses regularly reviewed by the CODM include compensation and benefits, professional fees, and other operating expenses. The Company derived 56% of its total revenues from three external customers in 2025. All revenues are attributable to the Company's single reportable segment.